FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2010

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Attached hereto is Registrant’s press release dated February 9, 2010 announcing that Registrant has received new orders from Costa Rica’s national telecommunications operator, Instituto Costarricense de Electricidad (ICE), for the deployment of Gilat's VSAT platforms to provide broadband services to approximately 1,000 new sites.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 10, 2010	By: /s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Costa Rica’s national telco to deploy a Gilat SkyEdge II satellite network to provide broadband services to corporations nationwide

--ICE also expands existing SkyEdge network as part of its Universal Service Obligation --

Petah Tikva, Israel, February 9, 2010 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that it has received new orders from Costa Rica’s national telecommunications operator, Instituto Costarricense de Electricidad (ICE), for the deployment of Gilat's VSAT platforms to provide broadband services to approximately 1,000 new sites.

For Costa Rica's corporate sector, Gilat will provide a new SkyEdge II broadband satellite network, to the country's state-owned Internet operator, Radiografica Costarricense, (RACSA), a subsidiary of ICE, to serve 500 corporate and financial customers.  The new network will enable the delivery of a wide variety of broadband services including interactive data applications such as videoconferencing, virtual private networks, VoIP services, IP multicasting and broadband Internet connectivity. Gilat's SkyEdge II is ideally suited to meet the mission-critical application requirements of the corporate and financial services industry such as high-speed connectivity to allow high throughput for file transfer. Other benefits include the delivery of voice-quality telephony, advanced Quality of Service (QoS) to prioritize application data traffic, reliability and high availability.

ICE is also expanding its existing SkyEdge network to provide internet access and toll-quality telephony to an additional 500 rural locations, meeting its Universal Service Obligations. The network will also provide satellite backhaul for wireless Internet access to those citizens.

ICE is a long-standing Gilat customer, having deployed Gilat VSAT networks nationwide since 2005.

“We are pleased to be able to add Gilat’s SkyEdge II sophisticated technology to offer broadband services to the country's corporate sector.  With its high efficiency and adaptivity, SkyEdge II gets the most out of the satellite link while providing high-speed connectivity to allow high throughput for file transfer; voice quality for telephony; and other critical services for this sector," said ICE Ing. Douglas Cubero.  "Gilat has demonstrated a very high level of commitment to customer support and a solid track record for providing superior telecommunications services. The addition of the new SkyEdge II network in addition to the SkyEdge network expansion, will help us to continue to serve the needs of our citizens in an efficient manner.”

Russell Ribeiro, Gilat Network Systems' Regional Vice President, Latin America, said, “We are pleased to have been chosen once again to help address the communications needs of Costa Rica's financial and rural communities. Continuing our relationship with ICE helps us bring a highly efficient, dependable communications systems to the citizens of Costa Rica.”

Gilat's SkyEdge II is a multi-service platform enabling the delivery of high-quality voice, broadband data and video services for diverse environments including enterprises, rural networks, cellular backhaul and government network applications.  SkyEdge II is a standards-based system using DVB-S2 and DVB-RCS. With better efficiencies and adaptivity for both the inbound and outbound channels, it provides higher performance that serves the growing requirements of end-users. Gilat's diverse portfolio of SkyEdge II VSATs are all supported by a unified platform, offering service providers the most suitable product for their application needs as well as the flexibility to evolve their networks.  The newest addition to Gilat's SkyEdge II portfolio is NetEdge™, a dedicated solution for multi star networks, specifically designed to meet the needs of corporations and cellular backhaul applications.

Gilat’s SkyEdge is a satellite communications system that delivers high-quality voice, broadband data and video services over a powerful unified system. SkyEdge represents Gilat’s extensive knowledge base and field-proven product offering, acquired through two decades of experience. SkyEdge’s flexible architecture and efficient space-segment utilization make it an ideal platform for operators and service providers.

About Instituto Costarricense de Electricidad (ICE):
Costa Rica's national telecommunications operator, Instituto Costarricense de Electricidad, (ICE), offers fixed and mobile telephony as well as data/Internet communications.  ICE is a government entity that has distinguished itself in Central America as a leader in the development and implementation of new technologies. It offers a wide variety of services in Costa Rica and has several technological platforms that allow it to diversify the service options for its customers, both residential and corporate.  For more information visit www.grupoice.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., a provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge ™ and SkyEdge II Product Family.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406, Email: Kimk@gilat.com